UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. IC-29716 /July 6, 2011

_____

In the Mater of   :

ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
ALLIANZ LIFE VARIABLE ACCOUNT A
ALLIANZ LIFE VARIABLE ACCOUNT B

5701 Golden Hills Dr., Minneapolis, MN 55416

ALLIANZ LIFE INSURANCE COMPANY OF NEW YORK
ALLIANZ LIFE OF NY VARIABLE ACCOUNT C

One Chase Manhattan Plaza, 37th Floor, New York, NY 10005

AND

PIMCO EQUITY SERIES VIT

840 Newport Center Drive, Newport Beach, CA 92660   :

(812-13821)   :

_____   :

ORDER PURSUANT TO SECTION 26(c) OF THE INVESTMENT COMPANY ACT
OF 1940, AS AMENDED (THE "1940 ACT" OR "ACT") GRANTING APPROVAL
OF SUBSITUTION AND AN ORDER PURSUANT TO SECTION 17(b) OF THE ACT
GRANTING EXEMPTION FROM SECTION 17(a) OF THE ACT.

Allianz Life Insurance Company of North America ("Allianz Life") and Allianz Life
Insurance Company of New York ("Allianz NY") (together the "Insurance Company
Applicants"); their respective separate accounts Allianz Life Variable Account A
("Allianz Account A"), Allianz Life Variable Account B ("Allianz Account B"), and
Allianz Life of NY Variable Account C ("Allianz Account C") (collectively with the
Insurance Company Applicants, the "Applicants"); and PIMCO Equity Series VIT (the
"PIMCO EqS VIT" and collectively with the Applicants, the "Section 17 Applicants")
filed an application on September 14, 2010 and amended applications on October 6,
2010, October 12, 2010 and May 26, 2011. Applicants seek an order of the Commission
pursuant to Section 26(c) of the 1940 Act, approving the substitution of certain securities

(the "Substitution") issued by the Mutual Global Discovery Securities Fund and held by Allianz Account A, Allianz Account B, or Allianz Account C for shares of the PIMCO EqS Pathfinder Portfolio. The Section 17 Applicants seek an order pursuant to Section 17(b) of the 1940 Act exempting them from Section 17(a) to the extent necessary to permit them to engage in certain in-kind transactions in connection with the Substitution.

A notice of the filing of the application was issued on June 10, 2011 (Release No. IC-29693). The notice gave interested persons an opportunity to request a hearing and stated that an order granting the application would be issued, unless a hearing should be ordered. No request for a hearing has been received, and the Commission has not ordered a hearing.

The matter has been considered, and it is found that the Substituiton is consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

 It is also found that the terms of the proposed transactions, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned; the proposed transactions are consistent with the policy of each registered investment company concerned, as recited in its registration statement and reports filed under the Act; and the proposed transactions are consistent with the general purposes of the Act.

Accordingly,

IT IS ORDERED, pursuant to section 26(c) of the1940 Act that the proposed Substitution is approved; and

IT IS FURTHER ORDERED pursuant to section 17(b) of the 1940 Act, that the requested exemption from section 17(a) of the 1940 Act, be, and hereby is, granted, effective forthwith.

For the Commission, by the Division of Investment Management, pursuant to delegated authority.

Cathy H. Ahn
Deputy Secretary